Exhibit (a)(2)

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU
REJECT LITEX’S OFFER AND NOT TENDER YOUR SHARES

Dear Fellow Stockholder:

On March 2, 2010, Litex Acquisition #1, a wholly-owned subsidiary of Litex Industries, Limited, commenced an unsolicited, conditional tender offer to acquire your Craftmade shares for $5.25 each.

After careful consideration, including a thorough review of Litex’s Offer with our financial and legal advisors, Craftmade’s Board of Directors unanimously determined that Litex’s Offer is not in the best interests of Craftmade’s stockholders.

Your Board Strongly Recommends that all Craftmade Stockholders Reject Litex’s Offer and Not Tender their Shares.

In reaching its recommendation, your Board considered, among other things, that:

I) Litex’s Offer significantly undervalues Craftmade. Litex’s Offer does not reflect the underlying value of Craftmade’s assets, operations and strategic plan, including its industry-leading position and future growth prospects. Craftmade believes that the price offered by Litex does not place value on its furniture business recently acquired from Woodard. Since its founding, Craftmade has delivered superior results for its stockholders and, by virtue of its industry position, strategic direction, management, and culture, Craftmade is poised to continue to provide superior results for its stockholders. Craftmade’s Board is confident that Craftmade will, consistent with its history, deliver greater value to its stockholders by executing its strategic plan than would be obtained under Litex’s Offer.

II) The timing of Litex’s Offer is extremely opportunistic. Litex is trying to obtain the future value of Craftmade at a bargain price. Craftmade has positioned itself to realize significant benefits as the economy emerges from the recession, which makes the timing of Litex’s Offer the wrong time to sell. Despite the challenges faced by the housing industry the last few years, the Company has continued to introduce innovative and distinctive products that reflect emerging consumer trends.

III) Craftmade has received an inadequacy opinion from its financial advisor. B. Riley & Co., LLC rendered an opinion to Craftmade’s Board that the consideration proposed to be paid to the holders of Craftmade’s shares (other than Litex or its affiliates) pursuant to Litex’s Offer was inadequate from a financial point of view to such holders.

IV) The Consummation of Litex’s Offer and the proposed merger is illusory and highly uncertain. The amount that Litex discloses it has to complete the Offer and pay off the Company’s indebtedness is $7 million short based on the amount of debt Litex estimated the Company has. This shortfall is actually closer to $19 million because the Company’s debt has increased since year-end to fund ordinary course seasonal increases in working capital. In addition, the numerous conditions of Litex’s Offer, many of which may be asserted by Litex in its sole discretion, create significant uncertainty and risk as to whether Litex’s Offer can be completed and the timing for completion.

Your Board of Directors and management team will continue to act in the best interest of Craftmade and its stockholders. Your Board of Directors and management team take their fiduciary responsibilities to you, our stockholders, extremely seriously. We are committed to creating value for all of our stockholders, and remain open to appropriate opportunities that will achieve that result. The enclosed Schedule 14D-9 contains a detailed description of the reasons for your Board of Directors’ recommendation and the factors considered by the Board. We urge you to read the Schedule 14D-9 so you will be fully informed before you make your decision. If you have any questions or need assistance, please contact

Craftmade’s information agent, D.F. King & Co., at 1-800-967-5079 (toll free) or at 1-212-269-5550, or by email at crft@dfking.com.

Thank you for your continued support.

Sincerely,

/s/ James R. Ridings James R. Ridings Chairman of the Board of Directors Craftmade International, Inc.	/s/ J. Marcus Scrudder J. Marcus Scrudder Chief Executive Officer Craftmade International, Inc.